Exhibit (d)(5)

Amended and Restated

Appendix B

to the

Amended and Restated Investment Advisory Agreement

Effective as of December 22, 2021

The Adviser is entitled to receive, on a monthly basis, an investment advisory fee as follows:

Fund	Annual Fee Rate (expressed as a Fund percentage of net assets)
State Street Small/Mid Cap Equity Index Fund	0.03%
State Street Small/Mid Cap Equity Index Portfolio	0.00%
State Street International Developed Equity Index Fund	0.11%
State Street Emerging Markets Equity Index Fund	0.14%
State Street International Value Spotlight Fund	0.75%
State Street U.S. Core Equity Fund	0.12%
State Street Income Fund	0.13%
State Street Diversified Income Fund	0.25%

As consideration for the Adviser’s services to the State Street China Equity Select Fund, the Adviser shall receive from the Fund a fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentage of the Fund’s average daily net assets during the month, less the proportional amount of the advisory fee of an investment company the shares of which are the only investment security held by the Fund.

State Street China Equity Select Fund	0.90%

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This Appendix B is hereby amended and restated effective as of the 22nd day of December 2021.

Attest:		STATE STREET INSTITUTIONAL
INVESTMENT TRUST

By:	/s/ Denise Taranto	By:	/s/ Bruce Rosenberg
Name: Bruce Rosenberg
Title: Treasurer

Attest:		SSGA FUNDS MANAGEMENT, INC.

By:	/s/ Denise Taranto	By:	/s/ Ellen M. Needham
Name: Ellen M. Needham
Title: President

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